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NAME OF REGISTRANT

Franklin California Tax-Free Trust
File No. 811-04356

EXHIBIT ITEM No. 77D(g): Policies with respect to securities investments

             FRANKLIN CALIFORNIA TAX-FREE TRUST
     (Franklin California Insured Tax-Free Income Fund)

The Prospectuses are amended as follows:

I. The "Main Investment Strategies" section is amended by deleting the second and third paragraphs under that section and replacing them with the following:

The Fund invests at least 80% of its net assets in insured municipal securities. Shareholders will be given at least 60 days' advance notice of any change to this 80% policy. Insured municipal securities are covered by insurance policies that guarantee the timely payment of principal and interest.
Generally, under normal market conditions, the Fund invests in insured municipal securities covered by policies issued by municipal bond insurers rated at least BBB. The Fund pays insurance premiums either directly or indirectly, which increases the credit safety of its insured investments, but decreases its yield.

The Fund may invest the balance (up to 20%) of its net assets in the following types of securities: (i) uninsured municipal securities secured by an escrow or trust account containing direct U.S. government obligations;
(ii) municipal
securities rated in one of the top four ratings by a U.S. nationally recognized rating service (or comparable unrated securities), which may include uninsured securities; or (iii) uninsured, short-term, tax-exempt securities rated in the top rating, pending investment in longer-term municipal securities.